Notice of Special Meeting of Shareholders
to be held on January 24, 2013

Proxy and Information Circular

CALEDONIA MINING CORPORATION

December 20, 2012

Information about Caledonia Mining Corporation may be viewed on its website at www.caledoniamining.com

INFORMATION CIRCULAR

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT WHAT ACTION YOU SHOULD TAKE, YOU SHOULD IMMEDIATELY CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER.

THIS MANAGEMENT INFORMATION CIRCULAR (THE “CIRCULAR”) IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OF OR INVITATION TO SELL OR ISSUE OR ANY SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL NOR SHALL THIS CIRCULAR (OR ANY PART OF IT) OR THE FACT OF ITS DISTRIBUTION FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY CONTRACT OR COMMITMENT TO DO SO. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE APPLICABLE SECURITIES LAWS IN SUCH JURISDICTIONS. THIS CIRCULAR DOES NOT CONSTITUTE A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS RULES AND HAS NOT BEEN, AND WILL NOT BE, APPROVED BY OR FILED WITH THE UK FINANCIAL SERVICES AUTHORITY.

THE INFORMATION CONTAINED IN THIS CIRCULAR IS NOT INTENDED TO, AND DOES NOT, CONSTITUTE AN OFFERING OF SECURITIES FOR SALE IN THE UNITED STATES AND NO SECURITIES HAVE BEEN OR WILL BE REGISTERED IN CONNECTION WITH THIS ANNOUNCEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY UNDER THE UNITED STATES SECURITIES ACT 1933, AS AMENDED (THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION  IN THE UNITED STATES NOR WILL THEY QUALIFY FOR DISTRIBUTION UNDER ANY OF THE RELEVANT SECURITIES LAWS OF ANY OTHER JURISDICTION.  ANY SECURITIES THAT MAY BE DEEMED OFFERED IN THE UNITED STATES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, UNLESS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION UNDER BOTH FEDERAL AND STATE LAWS.

The Company’s CUSIP number in respect of the Common Shares is 12932K103and ISIN number is CA 12932K 1030.  Following the Consolidation, the Company’s new CUSIP number in respect of the post-consolidation Common Shares will be 12932K202 and its new ISIN code will be CA 12932K 2020.

Key Statistics

Number of existing common shares of the Company (“Common Shares”) issued and outstanding as at the date of this Circular	514,461,780
Number of new Common Shares issued and outstanding immediately following the Consolidation	51,446,178

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the “Company”) of proxies to be used at the Special Meeting (the “Meeting”) of Shareholders of the Company to be held on January 24, 2013 at 9:30 a.m. (local time), on the 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by officers, employees or agents of the Company. The cost of any such solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company. A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person’s name, who need not be a shareholder of the Company, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy. Proxies may also be submitted electronically pursuant to the instructions which accompany this Circular. In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than 4:30 p.m. (Toronto, Canada local time) on Tuesday January 22, 2013.

A shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of December 20, 2012, the Company had issued and outstanding 514,461,780 common shares, each carrying the right of one vote per share. To the best of the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Company except Sheldon Inwentash who owns or exercises control over 55,362,000 shares of which 2,362,000 shares are held directly by him and 53,000,000 shares are held by Pinetree Capital Ltd., a company of which he is the Chief Executive Officer – being approximately 10.8% of the issued shares of the Company.

The Board of Directors of the Company has fixed the record date as December 18, 2012 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the shareholders of record at 4:30 p.m. (Toronto, Ontario time) on December 18, 2012. The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited “CDS”) of which the Intermediary is a participant. Non-registered shareholders are advised that only proxies from shareholders of record will be recognized and voted at the meeting. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

DEPOSITORY INTEREST HOLDERS

Following agreement between the Company and the Depositary (Euroclear UK & Ireland)  holders of depositary interests in the Company have been sent this Circular directly by the Company. Holders of depositary interests are entitled to vote in respect of their interest in Common Shares at the meeting as if they were the principal holders of such shares and should follow the instructions in this Circular and the enclosed form of proxy to exercise such vote. Holders of depositary interests should not therefore give voting instructions to Euroclear UK & Ireland.

MATTERS TO BE CONSIDERED AT THE MEETING

The purpose of the Meeting is to consider and approve: (1) a special resolution to reduce the stated capital of the Common Shares; and (2) a special resolution to consolidate the Company’s issued and outstanding Common Shares.

1.             Reduction of Stated Capital of the Common Shares

General

At the Meeting, shareholders will be asked to consider and, if thought appropriate, approve, with or without variation, a special resolution to reduce the stated capital of the Common Shares by $140,000,000 Cdn. (the “Stated Capital Reduction Resolution”) from $196,677,000 Cdn to $56,677,000 Cdn.

Background and Reasons for the Reduction of Stated Capital

Under the Canada Business Corporations Act (the “CBCA”), a corporation is prohibited from taking certain actions, including declaring or paying dividends on its shares and purchasing its own shares, if, among other things, there are reasonable grounds for believing that the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.  In connection with their approval of this Circular, the directors of the Company considered the realizable value of the Company’s assets, its liabilities and its stated capital.  Because of the very high value of the stated capital of the Company’s Common Shares, which is the result of historical share issuances, compared to the realizable value of the Company’s assets including its operating mine and exploration properties, the Company would not be permitted to, for example, pay a dividend on its Common Shares. This would be the case notwithstanding that the Board of Directors might determine that it was otherwise in order to do so after taking into account the Company’s obligations, liabilities and earnings.  Accordingly, in order to give the Board of Directors flexibility in managing the Company’s capital structure and to pay a dividend if warranted, the Board of Directors has decided to submit a special resolution to the shareholders for their approval to reduce the stated capital account attributable to the Common Shares.  If passed, the Stated Capital Reduction Resolution would address these limitations under the CBCA which result from the Company’s historically high stated capital.

As disclosed in its press release of November 19, 2012, the Company continues to generate significant free cash flow and believes that its business model is sustainable.  The Company’s first priority will be to continue to invest in its current and new projects.  The Board of Directors believe that Company’s expected cash flow will provide the financial capacity to distribute cash to its shareholders without adversely affecting liquidity or the ability to continue to invest for future growth.  The Board of Directors intends to annually review the Company’s ability to pay a dividend with regards to its cash resources, prospective cash generation and investment opportunities at that time.  Assuming the Stated Capital Reduction Resolution is approved, the Board of Directors currently intends to declare an initial dividend of one-half cent ($0.005Cdn.) per Common Share.

Limitation on Reduction of Stated Capital under the CBCA

The CBCA provides that a corporation may not reduce its stated capital if there are reasonable grounds for believing that, after giving effect to the reduction in stated capital, the corporation will be unable to pay its liabilities as they become due or that the realizable value of the corporation’s assets will be less than the aggregate amount of its liabilities. Management of the Company is of the view that the Company does not have reasonable grounds to believe that, after giving effect to such reduction, the Company will be unable to pay its liabilities as they become due or that the realizable value of the Company’s assets will thereby be less than the aggregate amount of its liabilities and stated capital.

Recommendation of the Board of Directors

For the reasons indicated above, the Board of Directors believes that the proposed reduction of stated capital of the Company is in the best interests of the Company and its shareholders and, accordingly, recommends that shareholders vote in favour of the Stated Capital Reduction Resolution.

To be effective, the Stated Capital Reduction Resolution must be approved by not less than two-thirds of the votes cast by shareholders present in person or represented by proxy at the Meeting.

Resolution for Approving the Stated Capital Reduction

The text of the Stated Capital Reduction Resolution which shareholders will be asked to approve at the Meeting is as follows:

“RESOLVED, as a special resolution, that:

1.
the stated capital account maintained in respect of the Common Shares is hereby reduced by $140,000,000 Cdn., and to the extent permitted by the Company’s accounting standards an offsetting increase shall be made to the contributed surplus account to be recorded on the Company’s financial statements;

2.
notwithstanding the approval by the holders of the Common Shares of this resolution, the directors of the Company may revoke this resolution before it is acted upon without any further approval of the shareholders;

3.
any officer or director of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver Articles of Amendment to give effect to this resolution and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

2.             Consolidation of the Share Capital of the Company

General

At the Meeting, shareholders will be asked to consider and, if thought appropriate, approve, with or without variation, a special resolution (the “Consolidation Resolution”) approving the consolidation of the Company’s issued and outstanding Common Shares (the “Consolidation”). Assuming the shareholders approve the Consolidation, the Board of Directors intends to implement the Consolidation as soon as possible, following the record date for the intended payment of a dividend of one-half cent ($0.0005 Cdn.) per Common Share, and subject to the approval by the Toronto Stock Exchange (“TSX”) and any other required regulatory approvals.  In addition, notwithstanding approval of the Consolidation by the shareholders, the Board of Directors, in its sole discretion, may revoke the Consolidation Resolution and abandon the Consolidation without further approval, action by, or prior notice to shareholders.

Background and Reasons for Consolidation

The Board of Directors believes that it is in the best interest of the Company’s shareholders to consolidate the Company’s Common Shares in order to enhance the liquidity and the marketability of the Common Shares.  Specifically, the Board of Directors believes the Consolidation is necessary for the following reasons:

1.
The policies of the TSX are designed to encourage public companies to maintain price per share trading ranges above $0.05 Cdn. per share through minimum share and warrant equity issue rules. At this time the high number of shares outstanding makes it difficult to sustain higher share prices.

2.
The current number of outstanding Common Shares is 514,461,780. Many institutional and sophisticated investors prefer not to invest in public companies with a high number of outstanding shares and lower trading price ranges. A smaller share float tends to discourage low volume traders from using limited capital to set trading ranges and bid / ask price spreads that are not reflective of the underlying value of assets of the Company.

Accordingly, shareholders are being asked to approve a special resolution to consolidate the issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for every ten (10) Common Shares currently issued and outstanding (the “Consolidation Ratio”).

Principal Effects of the Consolidation

If approved and implemented, the Consolidation will occur simultaneously for all of the Company’s Common Shares and the Consolidation Ratio will be the same for all the issued and outstanding Common Shares. The Consolidation will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except to the extent that the Consolidation would otherwise result in any shareholder owning a fractional share. As described below under “Effect on Fractional Shares”, any fraction resulting from the Consolidation of a shareholder’s Common Shares will be rounded down or up depending on the fraction obtained as a result of the Consolidation. In addition, the Consolidation will not affect any shareholder’s proportionate voting rights (subject to the treatment of fractional shares). Each Common Share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable.
The principal effects of the Consolidation will be that:

(a)	the number of Common Shares issued and outstanding will be reduced from 514,461,780 Common Shares as at the date of this Circular to 51,446,178 Common Shares;

(b)
the exercise price and the number of Common Shares issuable under any of the Company’s stock options and any other similar securities will be proportionately adjusted upon the Consolidation in accordance with the terms of such securities based on the Consolidation Ratio approved by the shareholders; and

(c)	the number of Common Shares reserved for issuance under the Company’s current stock option plan will be reduced proportionately upon the Consolidation.

Effect on Fractional Shareholders

No fractional share will be issued as a result of the Consolidation. Consequently, any fraction resulting from the Consolidation of any shareholder’s Common Shares will be rounded up to the nearest whole number if 0.5 or greater and down to the nearest whole number if less than 0.5.

Effect on Non-Registered Holders

Non-Registered Holders holding their Common Shares through an Intermediary should note that such Intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered shareholders. If you are a Non-Registered Holder and you have questions or concerns in this regard, you are encouraged to contact your Intermediary.

Procedure

(a) Registered Shareholders

In connection with the transactions to be effected by the Consolidation Resolution, the Company is required to obtain a new CUSIP/ISIN number to be assigned to the post-Consolidation Common Shares.  Accordingly, enclosed with this Circular is a letter of transmittal (printed on green paper) (the “Letter of Transmittal”) and an addressed envelope for registered holders of Common Shares as of the record date of December 18, 2012. Registered holders of Common Shares are requested to complete the enclosed Letter of Transmittal and send it, together with their Common Share certificate(s), to the Company’s registrar and transfer agent, Equity Financial Trust Company. A new share post-Consolidation Common Share certificate with the new CUSIP number will be returned to the registered shareholder.  The Letter of Transmittal is conditional upon the Consolidation Resolution being approved and is subject to receipt by the Company of TSX and all other regulatory approvals.

It is recommended that shareholders do not send the Letter of Transmittal and their share certificates until after the Company reports, following the date of the Special Meeting, that the Consolidation Resolution was approved.

(b) Beneficial Shareholders

Only registered holders of Common Shares or the persons they appoint as their proxies are required to complete, sign and submit the appropriate Letter of Transmittal as described above.  Shareholders who own Common Shares beneficially either: (a) through an Intermediary (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered education savings plans and similar plans); or (b) in the name of clearing agency (such as CDS), are not required to submit a Letter of Transmittal. The Intermediary or the clearing agency, as the case may be, will take the appropriate steps to ensure that the new CUSIP/ISIN number is applied to the share certificates that it holds for its beneficiaries.

Following: (a) approval of the Consolidation Resolution and the announcement by the Company of the results of the Meeting and the scheduled effective date of the Consolidation, (b) filing of Articles of Amendment to implement the Consolidation, and subject to obtaining of all necessary regulatory approvals, including the acceptance of the TSX, and (c) upon receipt of a duly completed and validly executed Letter of Transmittal, the transfer agent will send to each registered shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. If a registered shareholder would otherwise be entitled to receive a fractional share, such fractional share shall be treated in the manner described above.

(c) Predecessor Companies

The Company was originally created by the merger of three previously existing companies – some of which were themselves created by earlier mergers – all of the earlier companies being called the “Predecessor Companies”.  The issued shares of the Predecessor Companies, many of which have never been submitted to be exchanged for shares of the Company, are exchangeable for shares of the Company on various exchange ratios.  Holders of shares of Predecessor Companies should, using the Letter of Transmittal, submit the share certificates in respect of the Predecessor Companies in order to receive post-Consolidation Common Shares.  Equity Financial Trust Company will determine the exchange ratios applicable and issue a new certificate for the appropriate number of new post-Consolidated Common Shares.  The Predecessor Companies are:

-           Golden North Resource Corporation
-           Thorco Resources Inc.
-           Rosmac Resource Limited
-           NWP Resources Ltd.
-           NWP Developments Limited
-           Northwest Pacific Development
-           Grove Explorations Ltd.

-           Falaise Lake Mines

Resolution for Approving the Consolidation

The text of the Consolidation Resolution which shareholders will be asked to approve at the Meeting is as follows:

“RESOLVED, as a special resolution, that:

1.
the issued and outstanding common shares in the capital of the Company be consolidated on the basis of one (1) post-consolidation common share for every ten (10) common shares currently issued and outstanding;

2.
no fractional share will be issued as a result of the consolidation and consequently, any fraction resulting from the consolidation of any shareholder’s Common Shares will be rounded up to the nearest whole number if 0.5 or greater and down to the nearest whole number if less than 0.5;

3.
notwithstanding the approval by the holders of the Common Shares of the Company of this resolution, the directors of the Company may revoke this resolution before it is acted upon without any further approval of the shareholders;

4.
any officer or director of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver Articles of Amendment to give effect to this resolution and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Recommendation of the Board of Directors

For the reasons indicated above, the Board of Directors believe that the proposed consolidation of the Company’s issued and outstanding Common Shares is in the best interests of the Company and its shareholders and, accordingly, recommends that shareholders vote in favour of the Consolidation Resolution.

To be effective, the Consolidation Resolution must be approved by not less than two-thirds of the votes cast by shareholders present in person or represented by proxy at the Meeting.

QUORUM REQUIREMENTS

The quorum requirement is that there be two members present in person or by proxy and that there be shareholder representation in person or by proxies of shareholders holding at least 5% of the issued shares of the Company.  As the Company has 514,461,780 Common Shares issued the requirement for the forthcoming meeting will be that there be shareholder representation of at least 25,723,089 Common Shares.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting; the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

TAX MATTERS

Certain Canadian Federal Income Tax Considerations

This summary is of a general nature only. It is based on the current provisions of the Income Tax Act (the “Tax Act”) and Regulations, all amendments thereto proposed by the Minister of Finance (Canada) prior to the date hereof, and the Company’s counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). This summary assumes that any proposed amendments will be enacted as intended, and that legislative, judicial or administrative actions will not modify or change the statements expressed herein. It does not otherwise take into account or anticipate any changes in laws whether by judicial, governmental or legislative decision or action, or any changes in administrative practices of the CRA, nor does it take into account provincial or foreign income tax legislation or considerations. All references to the Tax Act in this summary are restricted to the scope defined in this paragraph. The reduction of stated capital will not result in a deemed dividend or in a reduction of the adjusted cost base of the Common Shares for shareholders.  Furthermore, the reduction in the stated capital account of the Common Shares will not give rise to immediate tax consequences under the Tax Act for shareholders or for the Company. Shareholders may wish to consult with their own tax advisors with respect to the proposed stated capital reduction. This summary is not intended to be, nor should it be construed as legal or tax advice to shareholders.

Certain US Federal Income Tax Considerations

U.S. TREASURY CIRCULAR 230 NOTICE

TO ENSURE COMPLIANCE WITH U.S. TREASURY CIRCULAR 230, EACH HOLDER OF COMMON SHARES OF THE COMPANY IS HEREBY NOTIFIED THAT (I) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THE MEETING MATERIALS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY SUCH HOLDER FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER OR PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY TRANSACTION OR MATTER ADDRESSED IN THE MEETING MATERIALS, (II) SUCH DISCUSSION IS INCLUDED HEREIN TO SUPPORT THE MARKETING OR PROMOTION OF THE PROPOSED STATED CAPITAL REDUCTION OR SUBSEQUENT CASH DISTRIBUTION ON THE TERMS DESCRIBED IN THE MEETING MATERIALS, AND (III) EACH HOLDER SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

General

The following is a summary of certain material U.S. federal income tax consequences of the proposed Stated Capital Reduction Resolution and subsequent cash distribution and does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences of the matters addressed in this summary.  This summary is included for general information only.  It does not cover any state, local or non-U.S. income, U.S. federal estate or gift or other tax consequences.  It does not address the tax consequences to shareholders that are subject to special tax rules, including, but not limited to, banks, life insurance companies, regulated investment companies, personal holding companies, non-U.S. persons, persons subject to alternative minimum tax, persons that do not use the U.S. dollar as their functional currency, shareholders of 10 percent or more of the voting shares of the Company, broker-dealers and tax-exempt organizations or persons holding the Common Shares as part of a hedging, straddle, conversion or constructive sale transaction.  This summary assumes that a U.S. Holder (as defined below) holds the Common Shares as capital assets.

This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (“Code”), and the regulations, rulings and judicial decisions interpreting the Code, each as of the date hereof.  These authorities are subject to change at any time, possibly with retroactive effect.  No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary.  We have not and will not request a ruling from the U.S. Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the proposed stated capital reduction or the subsequent cash distribution.

As used herein, a “U.S. Holder” means the beneficial owner of the Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust (a) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (b) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.  The U.S. federal income tax treatment of a partner in a partnership that holds Common Shares will depend on the status of the partner and the activities of the partnership.

The Company has not evaluated whether it would be considered a “passive foreign investment company” for U.S. federal income tax purposes in any prior or in the current taxable year.  This summary assumes that the Company is not a “passive foreign investment company”.

Reduction in Stated Capital

The Reduction in Stated Capital should constitute a “recapitalization” for U.S. federal income tax purposes.  As a result, a U.S. Holder generally should not recognize gain or loss upon the reduction in stated capital.  A U.S. Holder’s should not recognize any gain or loss as a result of the reduction in stated capital, the U.S. Holder’s aggregate tax basis in its shares of the Common Shares should remain unchanged, and the U.S. Holder’s holding period in the shares of the Common Shares should include the holding period in the shares of the Common Shares held prior to the reduction in stated capital.

Cash Distribution

As discussed in the Meeting Materials, if the Stated Capital Reduction Resolution is passed, the Board of Directors currently intends to declare an initial dividend of one-half cent ($0.0005) per Common Share.  Distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as ordinary dividend income and will not be eligible for any dividends-received deduction otherwise allocable to certain corporations.  Distributions in excess of the current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as capital gain from the sale or exchange of property.  [The Company, however, does not calculate its earnings and profits under U.S. federal income tax principles.  If the Company does not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, the distribution generally will be taxable as a dividend even if that distribution otherwise would be treated as a non-taxable return of capital or as capital gain under the rules described above.

A dividend paid in Canadian dollars will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividend is received by the U.S. Holder.  Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to “qualified dividend income” (discussed below).  The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

A non-corporate U.S. Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15 percent.  The term “qualified dividend income” generally includes dividends paid by a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  Dividends paid to a non-corporate U.S. Holder in taxable years beginning before 1 January 2013 that constitute qualified dividend income will qualify for the reduced rate provided that the U.S. Holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date.  The Company generally will be treated as a qualified foreign corporation with respect to any dividend it pays if the Common Shares are readily traded on an established securities market in the United States or the Company is eligible to claim benefits of the U.S.-Canada Income Tax Treaty.  It is unclear whether the “qualified dividend income” provision will be extended for taxable years of non-corporate U.S. Holders beginning on or after 1 January 2013.

Dividends with respect to the Common Shares will be treated as arising from foreign sources for foreign tax credit purposes.  Depending on a U.S. Holder’s circumstances, dividends will be “passive” or, in certain cases, “general” category income.  The amount of qualified dividend income, if any, paid by the Company to a U.S. Holder that may be subject to the reduced rate and that is taken into account for purposes of calculating the U.S. Holder’s foreign tax credit limitations must be reduced by the “rate differential portion” of the dividend.

In the event that payments to a U.S. Holder of distributions on the Common Shares are subject to both Canadian income or withholding and U.S. federal income tax, it may be possible for the U.S. Holder to reduce or eliminate the Canadian tax under the U.S.-Canada Income Tax Treaty.  To the extent that the U.S.-Canada Income Tax Treaty does not eliminate the Canadian income or withholding tax, the U.S. Holder may use the amount of Canadian income or withholding tax as a credit against its U.S. federal income tax liability with respect to any such payments treated as foreign-source income, or as a deduction to reduce its taxable income, in each case subject to certain limitations.

A U.S. Holder must satisfy certain requirements in order to be entitled to a credit for withholding tax imposed on any distribution taxable to the U.S. Holder as a dividend, including requirements relating to the U.S. Holder’s holding period for the Common Shares.  The rules relating to foreign tax credits are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a foreign tax credit might be available in connection with the receipt of distributions on the Common Shares.

Information Reporting and Backup Withholding

Distributions made with respect to the Common Shares may be subject to information reporting to the IRS.  Additionally, backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns, or otherwise fails to comply with the backup withholding rules.  Certain U.S. Holders (including corporations) are not subject to backup withholding.  Backup withholding is not an additional tax and may be credited against the U.S. Holder’s U.S. federal tax liability or refunded to the U.S. Holder, provided that the U.S. Holder files a tax return with the IRS.

Consolidation

The Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes.  As a result, a U.S. Holder generally should not recognize gain or loss upon the Consolidation, except with respect to any cash received in lieu of a fractional share of the Common Shares (which cash payment is not contemplated by the Company).  A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the consolidation should equal the aggregate tax basis of the Common Shares exchanged (excluding any portion of such basis that is allocated to any fractional share of the Common Shares), and such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Common Shares exchanged.  Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the Common Shares surrendered to the Common Shares received pursuant to the consolidation.  U.S. Holders who acquired their Common Shares on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

The above summary of U.S. federal income tax consequences if for general information only and is not intended to  constitute a complete analysis of all U.S. income tax consequences which could be relevant to U.S. Holders relating to the transactions contemplated in this Circular.  U.S. Holders should consult their tax advisors as to the particular tax consequences to them of owning the Common Shares, including the applicability and effect of state, local, non-U.S. and other tax laws and possible changes in tax law.

Certain UK Income Tax Considerations

The following summary is general in nature only and is based on the UK tax legislation currently in force. On the basis that the Company is not resident in the UK for the purposes of UK corporation tax and does not have any taxable presence in the UK, the proposed reduction in stated capital would not be expected to have any direct UK corporation tax consequences for the Company. Furthermore, under UK rules relating to the taxation of capital gains, the proposed capital reduction would not be expected to result in a taxable gain the hands of any shareholders who are within the scope of the UK capital gains rules, on the basis that it is a reorganization of share capital and no consideration, other than the new Common Shares, is being received by shareholders. Any dividend or other distribution declared subsequently to the capital reduction may be taxable in the hands of UK resident shareholders, depending on their tax status. Shareholders may wish to consult with their own tax advisors with respect to the proposed stated capital reduction. This summary is not intended to be, nor should it be construed as legal or tax advice to shareholders.

ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.caledoniamining.com. Financial information is provided in the Company’s comparative financial statements prepared and audited to December 31, 2011 and in its annual MD&A dated March 29, 2012 and its unaudited quarterly financial statements.

Copies of any of the documents which are described in this Circular as being available to be viewed on the Company’s website. They also can be obtained by contacting the Company at:

Suite 1201, 67 Yonge Street,
Toronto, Ontario, Canada M5E 1J8
Phone: 1-416-369-9835
email: Jonsson@securitieslaw.bc.ca

DATED December 20, 2012